UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

      Allergan Ligand Retinoid Therapeutics, Inc. (ALRIZ)

                              (Name of Issuer)

                          Callable Common Stock
                      (Title of Class of Securities)

                           CUSIP No. 01849P206
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
   (Name, Address and Telephone Number of Person Autho-rized to Receive Notices and Communications)

                            October 21, 1996
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     236,897

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     236,897

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     236,897

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     302,591

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     302,591

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     302,591

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     86,167

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     86,167

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     86,167

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.7%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     42,690

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     42,690

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     42,690

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     102,755

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     102,755

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     102,755

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.2%

14   Type of Reporting Person*

     IA, 00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     668,345

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     668,345

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     668,345

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     20.6%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     668,345

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     668,345

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     668,345

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     20.6%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    23.7%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     23.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     771,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     771,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     771,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    23.7%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

          This Amendment No. 7 to Schedule 13D amends the
Schedule 13D initially filed on July 20, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

     Item 2.  Identity and Background

          Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Units held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Units held by it:  (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Units held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"; collectively with FCP, FCIP, and FCIP II, the
"Partnerships"), with respect to the Units held by it;
(v) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Units held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts");  (vi) Farallon Part-
ners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Units held by each of the
entities named in (i) through (iv) above; (vii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin
("Mellin"), Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with
respect to the Units held by each of the entities named
in (i) through (v) above; and (viii) Fleur E. Fairman
("Fairman") with respect to the Units held by each of the
entities named in (i) through (iv) above.

     As of October 1, 1996, Enrique H. Boilini became a managing member of FCMLLC and FPLLC.

     The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

     (b)  The address of the principal business office of
(i) the Partnerships, FCMLLC and FPLLC is One Maritime
Plaza, Suite 1325, San Francisco, California  94111, and
(ii) Offshore is CITCO Building, Wickhams Cay, P.O. Box
662, Road Town, Tortola, British Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

PAGE

     (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds and Other
Consideration.

          Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $263,626 for the 9,800 Units acquired by FCP since the previous filing of Schedule 13D, $266,270 for the 9,900
Units acquired by FCIP since the previous filing of
Schedule 13D, $79,639 for the 3,000 Units acquired by
FCIP II since the previous filing of Schedule 13D, $56,060 for the 2,100 Units acquired by Tinicum since the previous filing of Schedule 13D, and $351,578 for the 12,700 Units acquired by the Managed Accounts since the previous filing of Schedule 13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

          The Units held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if

PAGE
any, of margin used with respect to the Units purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

     Item 5.  Interest in Securities of the Issuer.

          Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          A.   Farallon Capital Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,250,000 Shares reported in the Company's Form 10Q for the period ended June 30, 1996 to be outstanding as of July 31, 1996.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units in the last 60 days, are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.
PAGE

               (d)  FPLLC as the General Partner has the
power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners
II, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                (d)  FPLLC as the General Partner has the
power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes,
Fish, Fremder, Mellin and Millham and Mdmes. Fairman and
Moore are managing members of FPLLC.

                (e)  Not applicable.

          D.   Tinicum Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 the cover page hereto for
Tinicum is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units in the last 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes,
Fish, Fremder, Mellin and Millham and Mdmes. Fairman and
Moore are managing members of FPLLC.

               (e)  Not applicable.

          E.   Farallon Capital Management, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units by the Managed Accounts in the last 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

               (d)  FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

               (e)  Not applicable.

          F.   Farallon Partners, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder,
Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          G.  Enrique H. Boilini

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

               (c)  None.
PAGE

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          H.   David I. Cohen

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          I.   Joseph F. Downes

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.
PAGE

               J.   Fleur E. Fairman

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. Ms. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          K.   Jason M. Fish

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          L.   Andrew B. Fremder

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.
PAGE

               (e)  Not applicable.

          M.   William F. Mellin

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          N.   Stephen L. Millham

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Meridee A. Moore

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

               (c)  None.

PAGE

               (d)  FPLLC as the General Partner has the
power to direct the affair of the Partnerships, including the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          P.   Thomas F. Steyer

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 31, 1996



                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

ANNEX 1

          Set forth below, with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.
is the following: (a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons. Set forth below, with respect to each managing member of the General Partner of FCP, FCIP, FCIP II, and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as investment adviser to various
               managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior
               Managing Member, Enrique H. Boilini, David
               I. Cohen, Joseph H. Downes, Jason M. Fish,
               Andrew B. Fremder, William F. Mellin,
               Stephen L. Millham and Meridee A. Moore,
               Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
               Senior Managing Member, Enrique H.
               Boilini, David I. Cohen, Joseph H. Downes,
               Fleur E. Fairman, Jason M. Fish, Andrew B.
               Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

     3.   (a)  Enrique H. Boilini
          (b)  c/o Farallon Capital Management, L.L.C.
               75 Holly Hill Lane
               Greenwich, CT  06830
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  Argentinean Citizen

     4.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  South African Citizen
PAGE

     5.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     6.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners,
               L.L.C.
          (d)  United States Citizen

     7.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     8.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     9.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     10.  (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen
PAGE

     11.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     12.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

              JOINT ACQUISITION STATEMENT
              PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:   October 31, 1996


                    /s/ THOMAS F. STEYER
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member



                    /s/ THOMAS F. STEYER
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ THOMAS F. STEYER
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

PAGE

                       SCHEDULE A


                   FARALLON CAPITAL PARTNERS, L.P.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          08/27/96            1,500          $23.75

          09/12/96            5,100          $27.125

          10/21/96            3,200          $28.02

                              SCHEDULE B


            FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          08/27/96            1,600          $23.75

          09/12/96            4,800          $27.125

          10/21/96            3,500          $28.02




PAGE

                              SCHEDULE C


       FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                          NO. OF UNITS           PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          08/27/96              700          $23.75

          09/12/96            1,600          $27.125

          10/21/96              700          $28.02

                              SCHEDULE D


                        TINICUM PARTNERS, L.P.


                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          08/27/96            400            $23.75

          09/12/96          1,200            $27.125

          10/21/96            500            $28.02

                              SCHEDULE E


                  FARALLON CAPITAL MANAGEMENT, L.L.C.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          08/27/96            500            $23.75

          09/12/96          1,100            $27.125

          10/17/96          2,500            $28.50

          10/21/96          6,600            $28.02

          08/27/96            100            $23.75

          09/12/96            300            $27.123

          10/21/96            100            $28.02

          08/27/96            200            $23.75

          09/12/96            900            $27.124

          10/21/96            400            $28.02